United States securities and exchange commission logo





                             March 5, 2021

       Eduardo Clave
       Chief Executive Officer
       Dila Capital Acquisition Corp.
       Bosque de Cidros 54 - 404
       Col. Bosques de las Lomas, Cuajimalpa de Moreles
       05120 Mexico City, Mexico

                                                        Re: Dila Capital
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
8, 2021
                                                            CIK No. 0001843608

       Dear Mr. Clave:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please expand the underwriting commission footnote to disclose the purchase option granted to the
underwriter.
       Prospectus Summary
       Acquisition criteria, page 4

   2. We note your disclosure on page 23 that you may choose to deviate from the acquisition criteria or guidelines
disclosed in the prospectus. Please disclose here how you will inform investors if you
select a target that does not satisfy your disclosed acquisition
 Eduardo Clave
FirstName
Dila CapitalLastNameEduardo
             Acquisition Corp.Clave
Comapany
March       NameDila Capital Acquisition Corp.
       5, 2021
March2 5, 2021 Page 2
Page
FirstName LastName
         criteria or guidelines. We note your disclosure, such as on page 2, that you intend to focus on businesses that cater to the Hispanic community, but elsewhere the disclosure indicates that your business search will not limited by industry or geographic location. In that regard, please also clarify in your risk factor what would be considered a deviation from your acquisition criteria or guidelines so that investors may assess the risk.
The Offering, page 8

3. Please disclose the number and percentage of Class A common stock needed to vote in favor of the initial business in order to have the initial business combination approved if the over-allotment is exercised. In this regard, we note that the sponsor has agreed to purchase up to an additional 18,750 private units if the over-allotment option is exercised.
Risk Factors, page 22

4. Please also include risk factor disclosure that prior to the business combination, only holders of your founder shares will have the right to vote on the election of directors.
Risks Associated with Our Business
Our warrant agreement will designate the courts of the State of New York , page
27

5. We note that your forum selection provision in your warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern
         District of New York as the exclusive forum for actions arising under the Securities Act.
         Please also ensure that the exclusive forum provision in the warrant agreement clearly states that the provision does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filing that the provision in the warrant agreement does not apply to actions arising under the Exchange Act. Similarly, please ensure that the exclusive forum in the amended and restated certificate of incorporation clearly states that the provision does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act . Also, please disclose the exclusive forum provision in the warrant agreement in your Description of Securities section of your prospectus.
Our amended and restated certificate of incorporation, page 39

6. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," and discusses here service of process if brought outside of Delaware. Please clarify here if the exclusive forum provision applies to actions arising under the Securities
         Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state investors cannot waive compliance with the federal securities laws and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability
 Eduardo Clave
Dila Capital Acquisition Corp.
March 5, 2021
Page 3
         created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also revise for consistency with the disclosure under "Exclusive Forum," at page 87. Principal Stockholders, page 76

7. Please revise to include the natural person or persons who have voting or dispositive control over the shares owned by DILA Capital Sponsor Group, LLC. Underwriting
Unit Purchase Option, page 99

8. Please clarify the number of options that you have agreed to sell to EarlyBirdCapital.
         Please also include disclosure regarding how the exercise on a cashless basis would be paid. Additionally include this disclosure under "Description of Securities," at page 80.
         Please include disclosure regarding the unit purchase options and underlying shares under
         "The Offering," at page 8. Please refer to the Registration Fee Table. In the registration fee table, footnote 2 to the warrants included as part of the representative's units appears to be referring to the underwriter's over-allotment. Please revise accordingly or advise.
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameEduardo Clave                                 Sincerely,
Comapany NameDila Capital Acquisition Corp.
                                                                Division of
Corporation Finance
March 5, 2021 Page 3                                            Office of
Finance
FirstName LastName